WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 6
                                [GRAPHIC OMITTED]
                         Supplement Dated April 26, 1999
                        To Prospectus Dated June 23, 1997


         This Supplement is part of, and should be read in conjunction with, the Prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 6 ("Series 6") dated June 23, 1997 (the "Prospectus"), and the Supplement to Prospectus dated November 18, 1998 (the "November Supplement"). Capitalized terms used but not defined in this Supplement have the meanings given to them in the Prospectus.

TABLE OF CONTENTS

                                                                            Page

Status of Series 6 Offering....................................................1
Local Limited Partnership Investments..........................................1
Management ....................................................................4


         As indicated in the chart which follows, the information presented herein either adds to or supersedes similar information included in the Prospectus or the November Supplement.

Supplement Presentation                   Relationship to Prospectus or November
                                          Supplement Presentation
-----------------------                   --------------------------------------
Status of Series 6 Offering               Supersedes "Status of Series 6
                                             Offering" in November Supplement
Local Limited Partnership Investments     Adds to "Local Limited Partnership
                                             Investments" in November Supplement
Management                                Adds to "Management" in Prospectus


STATUS OF SERIES 6 OFFERING

         As of the date hereof, Series 6 has received subscriptions in the amount of $12,258,695 (12,286 Units), of which $539,000 currently is represented by Promissory Notes.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

         In addition to the Local Limited Partnership Interests identified in the November Supplement (all of which, excluding West Mobile, have been acquired), Series 6 has acquired a Local Limited Partnership Interest in Brighton Ridge Apartments, L.P. ("BRIGHTON"); and Desloge Associates I, L.P. ("DESLOGE"). Series 6 has identified for acquisition a Local Limited Partnership Interest in Summer Wood, Ltd., an Alabama limited partnership. BRIGHTON owns the Brighton Ridge Apartments in Edgefield, South Carolina; DESLOGE owns the Eagles Landing Apartments in Desloge, Missouri; and SUMMER WOOD owns the Summer Wood Apartments in Camden, Alabama.

         While the Fund Manager believes that Series 6 is reasonably likely to retain an interest in the Local Limited Partnerships identified herein, Series 6 may not do so as a result of the failure by a Local Limited Partnership to satisfy one or more conditions precedent to the payment of each installment payment, the inability of Series 6 to raise additional capital necessary to complete the purchase of the Local Limited Partnership Interests identified herein, or other factors. Moreover, the terms of the acquisition may differ from those as described. Accordingly, investors should not rely on the ability of

Series 6 to retain an investment in the Local Limited Partnership Interests identified herein on the indicated terms in deciding whether to invest in Series 6.

         The following tables contain information concerning the Apartment Complexes and the Local Limited Partnerships identified herein:


                                                                                                            LOCAL
                                                                                                            LIMITED
                                         ACTUAL OR     ESTIMATED                              PERMANENT     PARTNER-      YEAR
              PROJECT                    ESTIMATED     DEVELOPMENT                            MORTGAGE      SHIP'S        CREDITS
LOCAL         NAME AND                   CONSTRUCTION  COST          NUMBER OF    BASIC       LOAN          ANTICIPATED   TO BE
LIMITED       NUMBER        LOCATION     COMPLETION    (INCLUDING    APARTMENT    MONTHLY     PRINCIPAL     TAX CREDITS   FIRST
PARTNERSHIP   OF BUILDINGS  OF PROPERTY  DATE          LAND COST)    UNITS        RENTS       AMOUNT        (1)           AVAILABLE
------------- ------------- ------------ ------------- ------------- ------------ ----------- ------------- ------------- ----------

BRIGHTON      Brighton      Edgefield    November      $2,165,675    20 1BR       $327        $614,559      $1,387,800    1999
              Ridge         (Edgefield   1999                        units                    FmHA (3)
              Apartments    County),                                 12 2BR       $402
                            South                                    units
              13 buildings  Carolina                                 8 3BR        $462
              (2)                                                    units
                                                                     4 4BR        $512        $500,000
                                                                     units                    HOME (4)
------------- ------------- ------------ ------------- ------------- ------------ ----------- ------------- ------------- ----------

DESLOGE       Eagles        Desloge      November      $2,064,658    24 2BR       $247        $633,000      $1,637,810    1999
              Landing       (St.         1999                        units                    MHDC (5)
              Apartments    Francois                                 8 3BR        $302
                            County),                                 units
              4 buildings   Missouri

------------- ------------- ------------ ------------- ------------- ------------ ----------- ------------- ------------- ----------

SUMMER WOOD   Summer Wood   Camden       November      $2,260,515    18 2BR       $235        $65,000       $1,775,611    1999
              Apartments    (Wilcox      1999                        units                    RB (6)
                            County),                                 14 3BR       $309
              5 buildings   Alabama                                  units                    $785,000
                                                                                              HOME (7)

(1) Low Income Housing Credits are available over a 10-year period. For the year in which the credit first becomes available, Series 6 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 6 was a limited partner of the Local Limited Partnership, and during which the Properties were completed and in service. See the discussion under "The Low Income Housing Credit" in the Prospectus.

(2)      Rehabilitation property.

(3) FmHA will provide the first mortgage loan for a term of 40 years at an annual interest rate of 7%. Principal and interest will be payable monthly, based on a 40-year amortization schedule.

(4) HOME will provide the second mortgage loan for a term of 20 years at an annual interest rate of 1%. Principal and interest will be payable monthly, based on a 20-year amortization schedule.

(5) Missouri Housing Development Commission ("MHDC") will provide the mortgage loan for a term of 40 years at an annual interest rate of 1%. Principal and interest will be payable monthly, based on a 40-year amortization schedule.

(6) Regions Bank ("RB") will provide the first mortgage loan for a term of 20 years at an annual interest rate of 8%. Principal and interest will be payable monthly, based on a 20-year amortization schedule.

(7) Alabama Housing Finance Authority, using HOME funds, will provide the second mortgage loan for a term of 20 years at an annual interest rate of 0.5%. Principal and interest will be payable monthly, based on a 20-year amortization schedule.


Brighton (BRIGHTON): Brighton (population 2,500) is in Edgefield County, South Carolina, on U.S. Highway 25, approximately 25 miles north of Augusta. The major employers for Edgefield residents are Milliken & Co. (fabrics), Riegel Mount Vernon Mills (linens) and Menardi-Criswell (filters).

Desloge (DESLOGE): Desloge (population 4,900) is in St. Francois County, in southeast Missouri on State Route 8, near the intersection with U.S. Highway 67. The major employers for Desloge residents are U.S. Tool Grinding (drill and tool manufacturer), Flat River Glass (pharmaceutical glass manufacturer) and Super Value, Inc. (distribution).

Camden (SUMMER WOOD): Camden (population 2,500) is the county seat of Wilcox County, Alabama, and is at the intersection of State Highways 28, 41, 164 and 265, approximately 35 miles southwest of Selma. The major employers for Camden residents are MacMillan Bloedel Packaging, Simplex Industries, and International Knife and Saw Inc.



                                          LOCAL                                                                   ESTIMATED
                                          GENERAL                        SHARING RATIOS:                          ACQUISITION
LOCAL           LOCAL                     PARTNER        SHARING         ALLOCATIONS (4) AND                      FEES PAYABLE
LIMITED         GENERAL      PROPERTY     DEVELOPMENT    RATIOS:         SALE OR REFINANCING  SERIES 6's CAPITAL  TO FUND
PARTNERSHIP     PARTNER      MANAGER (1)  FEE (2)        CASH FLOW (3)   PROCEEDS (5)         CONTRIBUTION (6)    MANAGER
--------------- ------------ ------------ -------------- --------------- -------------------- ------------------- --------------

BRIGHTON        The          Insignia     $155,000       WNC: Greater    98.989/.01/.001/1    $989,114            $92,000
                Piedmont     Residential                 of 20% or       50/50
                Foundation   Group, L.P.                 $3,000
                of South     (8)                         LGP: 70% of
                Carolina,                                the balance
                Inc. (7)                                 The balance:
                                                         30/70
--------------- ------------ ------------ -------------- --------------- -------------------- ------------------- ---------------

DESLOGE         East         Lockwood     $266,884       WNC: Greater    99.89/.01/.1(11)     $1,063,406          $99,000
                Missouri     Realty,                     of 20% or       20/79.9/.1
                Action       Inc. (10)                   $500
                Agency,                                  LGP: 70% of
                Inc. (9)                                 the balance
                                                         The balance:
                                                         50/50
--------------- ------------ ------------ -------------- --------------- -------------------- ------------------- ---------------

SUMMER WOOD     ACHR         Charter      $268,409       WNC: Greater    99.98/.01/.01        $1,287,189          $119,000
                (12)         Property                    of 10% or       50/50
                             Management                  $500
                             Co., Inc.                   LGP: 70% of
                             (13)                        the balance
                                                         The balance:
                                                         30/70


(1) The Local General Partner is authorized to employ either itself or one of its Affiliates, or a third party, as property manager for leasing and management of the Property. Although, in some instances, the maximum annual management fee payable to the property manager is determined pursuant to lender regulations, in most cases the fee is equal to a market rate.

(2) The Local Limited Partnership will pay its Local General Partner or an Affiliate of its Local General Partner a development fee in the amount set forth, for services incident to the development and construction of the Property, which services include: negotiating the financing commitments for the Property; securing necessary approvals and permits for the development and construction of the Property; and obtaining allocations of Low Income Housing Credits. This payment will be made in installments after receipt of each installment of the capital contributions made by Series 6.

(3) Reflects the amount of the net cash flow from operations (i.e., the excess of revenues over expenses, including the property manager's fee), if any, to be distributed to Series 6 ("WNC") and the Local General Partner ("LGP") of the Local Limited Partnership for each year of operations. Generally, to the extent that the specific dollar amounts which are to be paid to WNC are not paid annually, they will accrue and be paid from sale or refinancing proceeds as an obligation of the Local Limited Partnership.

(4) Subject to certain special allocations, reflects the respective percentage interests in profits, losses and Low Income Housing Credits of (i) Series 6,
(ii) WNC Housing, L.P., an Affiliate of the Sponsor which is the special limited partner, (iii) in the case of BRIGHTON, The Piedmont Foundation, Inc., a Georgia non-profit corporation which is the special Class B limited partner, and (iv) the Local General Partner.

                                       3


(5) Reflects the percentage interests in any net cash proceeds from sale or refinancing of the Property, after payment of the mortgage loan and other Local Limited Partnership obligations of (i) Series 6, (ii) the Local General Partner, and (iii) in the case of DESLOGE, Missouri Affordable Housing Fund IX, L.P., the special Class B limited partner.

(6)  Series  6  will  make  its  capital  contributions  to  the  Local  Limited
Partnership in stages, with each contribution due when certain conditions regarding construction or operations of the Property have been fulfilled. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the Prospectus.

(7) The Piedmont Foundation of South Carolina, Inc. is a South Carolina non-profit corporation ("Piedmont") which was formed in 1996 for the purpose of increasing the supply and improving the quality of housing for low- and moderate-income families in South Carolina by supporting or sponsoring the development of decent, affordable housing units. The Piedmont Foundation of South Carolina, Inc. has represented to Series 6 that, as of December 31, 1998, it had a negative net worth. Construction completion and operating deficit guarantees will be provided by Walt McGill. Mr. McGill, age 45, has represented to Series 6 that, as of May 11, 1998, he had a net worth in excess of $1,200,000.

(8) Insignia Residential Group, L.P. currently manages over 1,400 properties, 37 of which are currently receiving Tax Credits. The company has been managing properties for 14 years; Tax Credit properties for nine years.

(9) East Missouri Action Agency, Inc. has been involved in the administration and management of five affordable housing developments. The Local General
Partner has represented to the Fund that, as of September 30, 1997, it had unrestricted net assets in excess of $400,000. Construction completion and operating deficit guarantees will be provided by Lockwood Development Co., L.L.C. which has represented to the Fund that, as of March 31, 1998, it had a net worth in excess of $1,000,000.

(10) Lockwood Realty, Inc., a Missouri corporation, has been managing property for 15 years. It currently manages approximately 250 properties consisting of more than 6,000 apartment units. Sixty-four of these properties, consisting of more than 1,500 apartment units, are receiving Tax Credits.

(11) DESLOGE is also expected to generate Missouri Tax Credits, all of which will be allocated to the special Class B limited partner, Missouri Affordable Housing Fund IX, L.P.

(12) Alabama Council on Human Relations Housing Corporation ("ACHR") was founded in 1954 as a forum for interracial communications throughout Alabama. It is now a statewide private non-profit organization. ACHR has represented to Series 6 that, as of February 12, 1998, it had a net worth in excess of $800,000.

(13) Charter Property Management Co., Inc. was incorporated in 1991. The company's emphasis is the professional management of affordable housing, particularly multi-family properties. Charter Property Management, Co., Inc. currently manages 29 properties, including 1,070 units, of which nine properties, including 462 units, are receiving Tax Credits.



MANAGEMENT

WNC & Associates, Inc.

         Effective March 1999 Michael L. Dickenson has been engaged as Vice President - Chief Financial Officer of the Sponsor and WNC Management, Inc. From 1995 to 1999 Mr. Dickenson, age 42, was the Director of Financial Reporting at TrizeeHahn Centers Inc., a developer and operator of shopping malls, from 1988 to 1995 he was a Senior Manager with E&Y Kenneth Leventhal Real Estate Group, Ernst & Young, LLP, from 1985 to 1988 he was Vice President of Finance with Great Southwest Companies, a commercial and residential real estate developer, and from 1978 to 1985 he was employed by Arthur Andersen & Co., last serving as manager. His responsibilities at the Sponsor include supervision of investor partnership accounting and tax reporting matters and monitoring the financial condition of the Local Limited Partnerships. Mr. Dickenson is a member of the Financial Accounting Standards Committee for the National Association of Real Estate Companies, the International Council of Shopping Centers and the American Institute of Certified Public Accountants, and a Director of HomeAid Southern California and a former Director and Secretary of HomeAid Orange County and HomeAid America, charitable organizations affiliated with the building industry. He graduated from Texas Tech University in 1978 with a Bachelor of Business Administration - Accounting degree, and is a Certified Public Accountant licensed to practice in the States of California and Texas. Theodore M. Paul is no longer associated with the Sponsor.

                            APPENDIX A TO SUPPLEMENT

1. At the upper left-hand corner of the cover page there is the outline of an eagle.

2. At the center of the title information on page 1 there is a line on each side of a square which stands on one point. The square is drawn to appear three dimensional, as are the lines. The lines on each side of the square extend almost to the end of the text below them in the information section.